Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium to address local Egyptian concerns
April 24, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today citizens in the port of Damietta, Egypt have recently voiced concerns over the possible environmental impact the EAgrium nitrogen facility might have on the community. Although the project has met the highest global environmental standards, EAgrium is responding to the Egyptian Government’s request to increase efforts to achieve a public consensus on the project and to undertake an evaluation of all options to address the concerns raised.
About EAgrium and Agrium
EAgrium is our Egyptian Subsidiary which is 60 percent owned by Agrium. Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, changes in development plans, capital construction costs, construction progress, and potential delays in building the Egyptian facility and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, non-compliance with international treaties, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com